UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

KAYDON CORPORATION

(Names of Subject Company (issuer))

DUBLIN ACQUISITION SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ATLAS MANAGEMENT, INC.

(Name of Filing Persons (Parent of Offeror))

AKTIEBOLAGET SKF

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Dublin Acquisition Sub Inc.

Atlas Management, Inc.

c/o SKF USA Inc.

890 Forty Foot Road

P.O. Box 352

Lansdale, PA 19446

Attention: Timothy D. Gifford

General Counsel and Secretary

Phone: (267) 436-6890

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kristin Ifft Wells, Esq.

James J. Barnes, Esq.

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222-2716

Phone: (412) 288-3131

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,151,238,503.65	$157,028.93

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of the offer price of $35.50 per share of common stock of Kaydon Corporation (“Kaydon”), par value $0.10 per share, (“Shares”) multiplied by (i) 32,201,071 Shares issued and outstanding (including 289,635 Shares of restricted stock and 93,864 performance shares), plus (ii) 12,417 Shares issuable in respect of accrued and unaccrued dividends on outstanding Kaydon performance shares, plus (iii) 33,283 Kaydon phantom share awards granted under Kaydon’s 1999 Long Term Stock Incentive Plan, 2001 Director Deferred Compensation Plan, 2003 Non-Employee Director’s Equity Plan or 2013 Non-Employee Directors Equity Plan (the “Phantom Shares”) (including 13,813 Kaydon Phantom Shares in respect of dividends accrued and unaccrued on outstanding Kaydon Phantom Shares and deferred board compensation), (b) a cash payment for the 2013 dividends payable in respect of 19,470 Company Phantom Shares of $11,682, and (c) 759,865 Shares issuable pursuant to outstanding options with an exercise price less than $35.50 per share, multiplied by an amount equal to $35.50 minus the weighted average exercise price for such options of $26.99 per share. The calculation of the filing fee is based on information provided by Kaydon Corporation as of September 12, 2013, the most recent practicable date.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $157,028.93	Filing Party:	Dublin Acquisition Sub Inc., Atlas Management, Inc., Aktiebolaget SKF
Form or Registration No.: Schedule TO	Date Filed:	September 16, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2013, as amended by Amendment No. 1 filed with the SEC on September 26, 2013 (as so amended, the “Schedule TO”), by Dublin Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (“Parent”), an indirect wholly owned subsidiary of Aktiebolaget SKF, a Swedish corporation (“AB SKF”), for all of the outstanding shares of common stock, par value $0.10 per share, of Kaydon Corporation, a Delaware corporation (“Kaydon”), at a price of $35.50 per share, net to the seller thereof in cash, without interest and less any required withholding taxes, and on the other terms and conditions set forth in the Offer to Purchase dated September 16, 2013 (the “Offer to Purchase”) as amended by Amendment No. 1 and in the related Letter of Transmittal, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information in the Schedule TO is incorporated in this Amendment No 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule TO.

Item 4.	Terms of the Transaction.

The Offer to Purchase is hereby amended by adding the following text after the fourth paragraph of Section 17 – “Appraisal Rights”:

“Under Section 262 of the DGCL (a copy of which is included as Schedule II to the Schedule TO), where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. Within ten days of completion of the Merger, Parent shall cause the Surviving Corporation to mail to stockholders entitled to notice under Section 262(d)(2) of the DGCL a written notice of the availability of appraisal rights. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, if the Merger is effected pursuant to Section 251(h) of the DGCL, within the later of the consummation of the tender offer and 20 days after the date of mailing of such notice, demand in writing from the Surviving Corporation the appraisal of such holder’s shares.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2013

DUBLIN ACQUISITION SUB INC.

By:	/s/ Timothy D. Gifford
Name:	Timothy D. Gifford
Title:	Senior VP and General Counsel

ATLAS MANAGEMENT, INC.

By:	/s/ Brian J. Duffy
Name:	Brian J. Duffy
Title:	President

AKTIEBOLAGET SKF

By:	/s/ Carina Bergfelt
Name:	Carina Bergfelt
Title:	General Counsel and Senior Vice President

By:	/s/ Henrik Lange
Name:	Henrik Lange
Title:	Senior Executive Vice President and Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 16, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on September 16, 2013

(a)(5)(A)*	Press Release issued by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(B)*	Press Release issued by Kaydon Corporation on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(C)*	Transcript of Investor Conference held by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(D)*	Excerpted quotes of Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, from article in Dagens Industri, dated September 6, 2013 and translated from Swedish (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(E)*	Slides excerpted from Investor Presentation Slideshow given by Tom Johnstone, President and Chief Executive Officer of AB SKF, on September 10, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 10, 2013)

(a)(5)(F)*	Press Release issued by Aktiebolaget SKF on September 16, 2013

(b)(1)*	Revolving Credit Facility Agreement between Aktibolaget SKF (publ) as Borrower and the Lender named therein, dated July 12, 2010.

(d)(1)*	Agreement and Plan of Merger, dated September 5, 2013, by and among Atlas Management, Inc., Dublin Acquisition Sub Inc. and Kaydon Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kaydon Corporation with the Securities and Exchange Commission on September 5, 2013)

(d)(2)*	Confidentiality Agreement, dated October 16, 2012, between Kaydon Corporation and Aktiebolaget SKF

(d)(3)*	Guaranty and Performance Agreement, dated September 5, 2013, by and between Aktiebolaget SKF and Kaydon Corporation

(g)	None

(h)	None

*	Previously filed.